Filed by: The Advisors' Inner Circle Fund
               Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
                           under the Securities Exchange Act of 1934, as amended

                               Subject Company: Invesco Disciplined Equity Fund,
                             a series of AIM Equity Funds (Invesco Equity Funds)
                                                   Commission File No. 811-01424



                              [GRAPHIC OMITED]



July 10, 2013
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Important Information Regarding Invesco Disciplined Equity Fund

As part of the acquisition of Atlantic Trust by CIBC which was announced on April 11, 2013 (the "Atlantic Trust Transaction"), the Invesco Funds Board of Trustees has approved the reorganization of Invesco Disciplined Equity Fund (the "Fund") into AT Disciplined Equity Fund, a newly created fund sponsored by Atlantic Trust through its registered investment adviser, Stein Roe Investment Counsel, Inc. and CIBC, pending shareholder approval. The new fund will be managed in a substantially similar manner as the current fund. The Atlantic Trust Transaction is expected to close in the second half of 2013, pending regulatory approvals and other conditions to closing. Shareholder meeting dates, voting information and other details regarding the proposed reorganization will be included in subsequent communications.

For more information, see the Fund's prospectus.

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Fund/Class                                 CUSIP                  Ticker
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Invesco Disciplined Equity Fund
Class Y Shares                           00141B881                AWEIX
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Where to find additional information
A combination proxy statement/prospectus (the Proxy Statement/Prospectus) will be filed with the Securities and Exchange Commission (the SEC). All shareholders are advised to read the Proxy Statement/Prospectus in its entirety when it becomes available because it will contain important information regarding the Fund, the objectives, strategies, risks, and fees and expenses of the Fund and the new fund, the board's considerations in recommending the reorganization, the identity of the participants in the solicitation, and a description of any interest of those persons in the transactions and related matters.

Proxy Statement/Prospectuses are expected to be mailed to Fund shareholders during the third quarter of 2013. Shareholders may obtain a free copy of the Proxy Statement/Prospectus when available, along with other documents filed by the Fund with the SEC, at the SEC's website at http://www.sec.gov. In addition, copies of the definitive proxy statement, once available, may be obtained, free of charge, by directing a request to Invesco via mail to 11 Greenway Plaza, Suite 1000, Houston, TX 77046 or via phone to 800 959 4246.

The Fund also files annual and semiannual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the Fund at the SEC's public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1 800 SEC 0330 for further information on the public reference room. Filings made with the SEC by the Fund are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

The foregoing is not an offer for sale of any security or a solicitation of any proxy.

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Contact us
Should you have questions, please contact your financial advisor for more information. Financial professionals should contact Invesco at:

National Wirehouse     Independent Advisor     Institutional and Insurance Sales

800-998-4246           800-337-4246            800-410-4246

Broker Dealer          Retirement Division     Registered Investment Adviser
800-421-0807           800-370-1519            800-421-4023

Client Services        Closed-End Funds        Global Liquidity
800-959-4246           800-341-2929            800-659-1005, option 2











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About risk
     For complete details about the risks associated with the Fund, see the prospectus and shareholder reports.


FOR US USE ONLY
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NOT FDIC INSURED | MAY LOSE VALUE | NO BANK GUARANTEE

Before investing, investors should carefully read the prospectus and/or summary prospectus and carefully consider the investment objectives, risks, charges and expenses. For this and more complete information about the Fund, investors should ask their advisors for a prospectus/summary prospectus or visit invesco.com/fundprospectus.

     Invesco Distributors, Inc. is a wholly owned, indirect subsidiary of Invesco Ltd. and is the US distributor for Invesco Ltd.'s retail products.

     Note: Not all products, materials or services available at all firms. Advisors, please contact your home office.


invesco.com/us     IFDEQ-FLY-1-E  07/13     XXXX       Invesco Distributors,Inc.